EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 1, 2016 and December 26, 2014

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 1,	December 26,
	2016	2014
		(Recast)

Net Sales	$441,477	$504,611
Gross Margin	137,719	178,241

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	9,864	34,546
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(4,780)	(5,947)
Net Earnings Attributable to Esterline	$5,084	$28,599

Basic

Weighted Average Number of Shares Outstanding	29,582	31,790

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.33	$1.09
Discontinued Operations	(0.16)	(0.19)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.17	$0.90

Diluted

Weighted Average Number of Shares Outstanding	29,582	31,790
Net Shares Assumed to be Issued for Stock Options and RSUs	357	574
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,939	32,364

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.33	$1.06
Discontinued Operations	(0.16)	(0.18)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.17	$0.88